Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Eagle Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is the script of a video to be presented to Entegris’ employees.

Entegris Q3 2005

Video Script

	Video and Graphics	Audio
1	Jim Dauwalter on Camera	Let me begin by telling you how pleased I am with the results you have achieved in our third quarter that ended on May 28.

2	Jim on Camera	John Villas will go into the financial details shortly, but I want to thank you for your efforts in reaching the expectations set.

3	Jim on Camera Newspaper Headline: Entegris and Mykrolis agree to merge	The merger of Entegris and Mykrolis seems to be on many people’s minds. So I’d like to give you an update of what has been happening. As you know, on March 21, we announced our intent to merge with Massachusetts-based Mykrolis Corporation.

4	B-Roll of Mykrolis building, inside the building, employees working	Mykrolis provides liquid and gas delivery systems, components and consumables used to measure, deliver, control and purify the process fluids used in semiconductor manufacturing. All a good fit under the materials integrity management umbrella.

5	Jim on Camera	At this point in the process, I’m limited in what I can say because the transaction has not yet closed, but so far I’m pleased with the planning progress. In fact, many Entegris and Mykrolis key leaders have been working on planning.

6	Jim on Camera	If the enthusiasm these groups have shown thus far is any indication of our ability to successfully integrate the two companies, we should have much success.

7	B-roll of Employees working	The new company will be a leader in purifying, protecting and transporting critical materials in high technology industries.

8	Jim on Camera	Giden Argov, the CEO of Mykrolis and I recently had the opportunity to visit the Asian operations of both companies. By meeting the people at these facilities, both Gideon and I saw areas for many synergies within the new Entegris.

9	Jim on Camera B-roll of Malaysia Jim back on Camera	We went to Kulim, Malaysia where Gideon was impressed with not only our facilities, but also by its highly competitive cost structure, its flexibility and its multi-cultural nature.

10	Jim on Camera	We went to Taiwan where both companies have a strong position supplying the leaders in Taiwan’s semiconductor and microelectronics industries.

11	Jim on Camera	We even had a chance to visit the new Entegris Regional Service Center that we are opening there.

12	B-Roll of Taiwan	And, we went to see the teams of both companies in Japan, a region of importance since it will bring close to $200 million in combined revenue to the new Entegris.

13	B-roll Taiwan	Visits to the facilities in the United States have already begun with more to follow, and there will be more visits to other facilities as well.

14	Graphic: Merger Planning Nine top level teams planning integration around each function Jim back on Camera	To manage the planning of the merger, nine top level teams have been set up to plan integration efforts around each of the major company functions. Under each of these functions many sub-teams have been formed.

15	Jim on Camera	On June 13, the leaders of these teams met and shared their plans. And, I’ve got to tell you, they were outstanding. You can see the updates from these teams and other merger news on a new merger intranet site through a link on the Entegris intranet.

16	Jim on Camera	I’ve said this before, but it warrants repeating. This merger will provide many opportunities for leveraging assets, technologies, and talent that should result in a greater position for the new Entegris as the materials integrity management leader.

17	B-Roll: computers, other equipment	And, we are seeing success. We are creating growth opportunities in product and technology areas like nitrogen purge for FOUPs, integrated flow controller market acceptance by being specified into new equipment and by our manufacturing of high-density polyethylene drums.

18	Jim on Camera	While this merger planning continues, we must remain focused on operating our current business at hand while meeting our customers’ needs and staying on target with our current projects.

19	Jim on Camera	I’m counting on each of you to continue carrying out your responsibilities so that we remain the great company we are today.

20	Jim on camera	We also made progress in controlling our cost structure. As you know to compete in today’s marketplaces, we must be vigilant in this area. Last quarter we realigned some activities to increase manufacturing efficiencies and asset utilization while we maintained production capacity.

21	Jim on Camera B-roll of Building one	This allowed us to expand 300 mm FOUP production and will result in shifting products to different facilities and the closing of our oldest facility in Chaska, Building one.

22	Graphic: Q 4 Sales expect Sales to be same as Q3 Graphic: emerging from mild slowdown in the semiconductor market	Going into next quarter, our sales should be about the same as this quarter. Why? Well, we believe we are emerging from a mild slowdown in the semiconductor market where our unit-driven business should remain solid.

23	Graphic (continued): Capital equipment market slower to recover	However, the capital equipment market is slower to recover and more volatile. In addition, we expect a pause in the data storage industry during the historically slower summer months.

24	Jim on Camera	In closing, let me again say that I’m excited about the prospects for Entegris in our current markets. We are a company of strength, one that becomes more important to customers as line widths shrink and the need for greater materials integrity management increases.

25	B-Roll of employees working	We repeatedly demonstrate we can successfully manage through all market conditions while continuously focusing on delivering value to our customers and improving asset utilization. And, we have a strong financial position with $164 million in cash and investments.

26	(graphic: financial results) John Villas	For additional financial information, let me turn you over to Chief Financial Officer John Villas.

27	John on Camera	Thanks Jim. Overall, I too am pleased with our results from last quarter. Not only did we focus on strengthening our market leadership, but also on meeting and exceeding customer expectations.

28	Graphic: Q3 2005 Revenue $87.1 million Up from $85.1 million in Q2	Sales were down from one year ago, but up from our second quarter. Sales in our last quarter were $87.1 million up from the previous quarter of $85.1.

29	Graphic: Q3 2005 9 cents per profit share up 6 cents from Q2 Cash generated $20 million	This was in line with our expectations. We exceeded expectations for per share profit by hitting 9 cents. Last quarter we were at 6 cents. And, we generated approximately $20 million in cash from operations.

30	John on Camera	Just as in the second quarter, data storage sales were very strong. Demand for hard disk drives particularly related to consumer electronics drove this.

31	Graphic: Data Storage: Sales increased 36% 40%+ from Q1 to Q2 12% from our revenues	Sales here rose about 36 percent after an over 40 percent increase from the first to second quarter. The data Storage market contributed 12 percent of sales to the third quarter.

32	Graphic: Semiconductor: 72% Q3 total sales	Seventy-two percent of sales came from the semiconductor market. Sales levels here were stable with the second quarter.

33	John on Camera	Wafer shipper sales did increase about 10 percent, 300 mm FOUPs were strong but offset by weakness in smaller wafer size fabs and in the fluid handling products to equipment manufacturers.

34	John on Camera Graphic: Services 7% Q3 total sales	Services revenue was lower than expected because of the timing in revenue recognition for cleaning equipment. Services, at 7 percent of total sales, was down 10 percent in revenue.

35	Graphic: Life Sciences up 24% from Q2	Life Sciences rose 24 percent over second quarter. They were 4 percent of sales.

36	John on Camera	Fuel cells saw improving sales as we continue to increase the number of customers we service and the revenue we generate from them.

37	Graphic: 38% North America 31% Asia Pacific 16% Europe 15% Japan	Geographically, North America was 38% of sales, Asia pacific 31 percent, Europe 16 percent and Japan 15 percent.

38	Graphic: S, G & A $23.3 million from Q 3 $24.4 million from Q 2 John on Camera	Our Sales, General and Administrative expenses were $23.3 million. This was below last quarter’s $24.4 million. I’m pleased we could keep these expenses under control even with additional integration expenses.

39	John on Camera	Next quarter we expect integration costs and our largest trade show Semicon West to add to our Sales, General and Administrative expenses.

40	John on Camera Net Income Q3 $7.1 million Q2 $4.5 million John back on camera	As a result of our performance we reported a net income of $7.1 million compared to $4.5 million in the second quarter. This includes a $1.1 million after-tax gain on a distribution in connection with our sale of Metron stock after Applied Material’s acquisition of that company.

41	John on camera	In conclusion, our balance sheet remains in great shape and we generated significant cash from operations. Financially we are well positioned to develop and maintain our world-wide infrastructure, invest in new and improving technologies and support our broad customer base around the globe.

42	John Goodman on Camera	Hi there. You’ve probably been reading about or seeing about fuel cells in the media lately and I’m here today to tell you about fuel cells and more importantly the exciting role that Entegris is playing in this emerging new technology.

43	John G. on Camera	Now the first question I’d like to try to address is what is a fuel cell. A fuel cell quite simply is an energy conversion device. A fuel cell takes an energy carrier like hydrogen or methanol and converts it to electricity and heat.

44	Graphic: animation of how fuel cells work	What you’re looking at now is an animation of how a fuel cell works. Hydrogen comes in and is spread across the fuel cell with the bi-polar plate. The hydrogen is split into protons and electrons.

45	Same animation of the process of how fuel cells work

The protons pass through the membrane while the electrons are used for the power generated from the fuel cell.

On the other side of this membrane, oxygen is brought in once again with the bi-polar plate, recombined with the hydrogen protons to form water. And that’s the true beauty of a fuel cell. It produces electricity and heat and the only byproduct is water.

46	John G. on camera

The reason we’re excited about fuel cell technology is really two fold. First it will allow countries around the world to become less dependent on foreign oil.

That’s why in the United States, Europe and Japan, there is a very large emphasis on promoting fuel cell technology. By running on hydrogen, once again, we won’t need fossil fuels to power our homes or our vehicle fleets.

47	John G. on camera B-roll of water	Secondly, they are a very environmentally friendly technology. Since the only byproduct of a fuel cell is water, we don’t produce greenhouse gases or any other toxic emissions from fuel cells being burned to harm the environment.

48	John G. on Camera	What is it that does Entegris for the fuel cell industry? We’ve been in this market for about three years and we’ve already become one of the leading suppliers of components and subsystems for fuel cell developers around the world.

49	Graphic: Entegris fuel participation	The graphic that you’re looking at now shows the major subsystems of a fuel cell. There are four major subsystems and Entegris is a key supplier of components to two of those subsystems.

50	Graphic: Entegris Fuel Participation John G. on Camera with Bipolar plates	The first is the fuel cell stack and the second is balance of plant. The part that I’m holding now is one of the key components we make for the fuel cell stack. This is a bi-polar plate. It’s from one of our customers, Plug Power and in a five kilowatt fuel cell there are about 200 of these bipolar plates in the fuel cell stack.

51	John G. with Bipolar plates Graphic of how the plates fit together	Another example is this bipolar plate also from Plug Power that’s used in the backup power supply in the telecommunications industry. It just gives you a perspective of the types and geometry of the parts that we make for the fuel cell stack.

52	John G. on Camera John G. holding the methanol Cartridge	The other subsystem we’re a key supplier in is known as balance of plant. And there are really two elements of balance of plant that we serve. The first is in fuel delivery and this is actually a methanol cartridge that’s used to provide the methanol for portable fuel cells.

53	John G. on camera hold a Pipe Shot of entire balance of plant subsystem Graphic entitled: Entegris fuel cell participation balance of plant	We make individual components like this piece of pipe that’s used to deliver hydrogen to fuel cells in the automotive industry and the part that you’re looking at now is an entire balance of plant subsystem once again for one of our key customers Plug Power, this balance of plant subsystem does all the gas and liquid management for the entire fuel cell that’s produced for our customer.

54	John G. on Camera Shot of portable fuel cell

How is the fuel cell industry going to develop?

There are really going to be three main application segments for the fuel cell market. The first is portable fuel cells. And the fuel cell you’re looking at right now is an example of a portable fuel cell.

55	Same shot of portable fuel cell Cu of portable fuel cell John G. on Camera	This particular fuel cell is used to supplement the battery power in recreational vehicles throughout Europe so that people with large RVs never have to run a generator or pull up and plug in. The portable fuel cell market is expected to take off in the next few years and will be one of the early adopter market segments for our customers.

56	John G on Camera b-roll of generator at a building various power poles

The second main segment that will develop is known as secondary power and this is generators for buildings as well as off-grid applications as well as back up power supplies for telecommunications towers, things of that nature, computer centers.

That sector will develop over the next three to five years.

57	B-roll of buses and Cars	Ultimately what we’re all working for is the day that fuel cells can take over in our transportation applications in buses and cars.

58	John G. on camera	And it’s an interesting note that about 70 percent of all the fuel cell prototype vehicles built in the last year have had Entegris manifolds and components and we’re working to that day, roughly a decade from now when you’ll see much more commercial adoption of fuel cell vehicles.

59	John G. on Camera	Entegris has a very promising future in the emerging fuel cell market. We’re well positioned as key supplier to most of the major fuel cell developers around the world.

60	John G. on camera	And as our customers success in moving their technology to the applications we’ve discussed, we’ll be leaving a great legacy together for future generations. We’ll be reducing the world’s dependence on fossil fuels and at the same time greatly improving the environment.

61	b-roll of windmills John G. on Camera	We’re all working for the day when we’ll use renewable sources of energy like wind, geothermal and hydroelectric power to electrolize water to produce the hydrogen to run our fuel cells. And the only byproduct of those fuel cells is water, so it’s a closed loop system that once again will be great for future generations and it will build a wonderful business for Entegris.

62	Graphic: a message from our CEO Jim D. on Camera	With the merger potentially being finalized in the coming months, in all likelihood, this could be the last of these types of communication coming from me as your CEO. I know it will be a desire of the new CEO, Gideon Argov, to continue to communicate with you via this mechanism.

63	Jim on Camera	While I wished I could have shared this information with each of you personally rather than using a video, it’s not realistic for one person to cover our global company on a quarterly basis. Despite the shortcomings of using video, I’ve enjoyed the opportunity to share the company’s news in this way.

64	Jim on Camera

As I move into my new role as Chairman of the company, I may not see you via this media, but I will be visiting facilities as the opportunities arise and look forward to seeing you then.

Thank you and goodbye.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also has been filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction because they contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in the joint proxy statement/prospectus and in its Form 10-K filed with the SEC on March 11, 2005 (as amended by Form 10-K/A filed with the SEC on April 14, 2005). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in the presentation regarding Entegris, Inc., Mykrolis Corporation, the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,”

“estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Entegris, Mykrolis, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Entegris and Mykrolis, including their most recently filed Forms 10-K and the joint proxy statement/prospectus; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Entegris and Mykrolis, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Entegris and Mykrolis; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this presentation. Entegris and Mykrolis expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Entegris and Mykrolis with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.